Exhibit 99.2

LUMENIS LTD.

YOKNEAM INDUSTRIAL PARK, P.O. BOX 240, YOKNEAM 2069204, ISRAEL

(TELEPHONE: +972 4-959-9000; FAX: +972 4-959-9050)

________________________

PROXY STATEMENT

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
________________________

This proxy statement is being furnished to the shareholders of Lumenis Ltd., which we refer to as Lumenis or the Company, in connection with the solicitation of proxies by our board of directors for use at our 2014 Annual General Meeting of Shareholders, referred to herein as the Annual General Meeting or the Meeting, and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders. The Meeting will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Wednesday, July 2, 2014 at 11:00 a.m. (Israel time).

Agenda Items

The agenda for the Annual General Meeting will be as follows:

1.	To elect Ms. Hope S. Taitz as an external director of the Company for a three-year term.

2.
To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt, Arie Weisberg, and Shlomo Yanai (the Company’s incumbent directors who are not external directors) to the board of directors of the Company to serve until the next annual general meeting of shareholders of the Company, until his successor is duly appointed and qualified, or until his earlier resignation or removal.

3.
To approve a grant of options to purchase 13,235 shares of the Company under the Company’s 2007 Share Incentive Plan to Ms. Taitz, contingent upon her election to the board of directors of the Company at the Meeting pursuant to Proposal No. 1 above.

4.
To re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the board of directors of the Company (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

In addition, the auditors’ report and the audited consolidated financial statements of the Company as of and for the year ended December 31, 2013, will be discussed at the Meeting.

We may also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof, although we are not aware of any such matters as of the date hereof. If any other matters properly come before the Meeting or any adjournment or postponement thereof, the persons designated as proxies (who are Ophir Yakovian or Moran Tayar, each of them with full power of substitution) intend to vote in accordance with their judgment on such matters.

Voting and Quorum

Our board of directors has fixed the close of business on June 2, 2014, as the record date for the determination of the shareholders who are entitled to notice of, to participate in, and to vote at, the Meeting and any adjournment or postponement thereof. As of May 19, 2014, we had outstanding 35,608,997 shares, which consist of 26,094,303 ordinary shares, par value NIS 0.85 per share, or ordinary shares, and 9,514,694 ordinary B shares, par value NIS 0.85 per share, or ordinary B shares. Each share outstanding on the record date (regardless of class) will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the Meeting.  However, holders of shares of both classes will need to submit two separate votes – one in respect of each class – in order to vote all of their shares.

A quorum must be present in order for the Meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to Wednesday, July 9, 2014, at the same time and place, or to such day and such time and place as the chairman of the Meeting may determine. At such adjourned Meeting, the required quorum will consist of any two or more shareholders present in person or by proxy (regardless of the number of shares held by them).

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “FOR” or “AGAINST” the matter.

Vote Required for Approval of Each Proposal

Minimally, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of Proposal No. 1 (election of Ms. Hope S. Taitz as an external director of the Company for a three-year term) requires that either of the following two voting requirements be met pursuant to the Israeli Companies Law, 5759-1999, or the Companies Law, as part of the approval by an ordinary majority of shares present and voting on that proposal:

(i)
the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

(ii)
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. Viola-LM Partners L.P., which holds, as of May 19, 2014, approximately 36.2% of our outstanding shares, will be considered a controlling shareholder for these purposes.

A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

How You Can Vote

You can vote your shares once, either by attending the Meeting in person or by completing, executing and submitting a proxy as detailed below. If your shares are held in “street name” (held through a broker, trustee or nominee in the United States), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so). If you hold both classes of shares, you will need to vote separately with respect to each such class, by submitting proxy cards and/or voting instructions for each such class.

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York) and possess a personal interest in the approval of Proposal 1, you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact Ms. Margarita Feigin, our Associate General Counsel, at +972-4-9599171 or Fax; +972-4-9599355, who will advise you as to how to submit your vote for Proposal 1. If you hold shares in “street name” (that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee) and you believe that you possess a personal interest in the approval of Proposal 1, you should indicate where appropriate on the voting instruction form and also contact the representative managing your account, who should then contact our Associate General Counsel on your behalf.

Availability of Proxy Materials

Proxies for use at the meeting are being solicited by our board of directors. A separate form of proxy for each class of our outstanding shares for use at the Meeting and a return envelope for each such proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders together with the accompanying notice of a meeting. Certain of our officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares in the Company.

Copies of the proxy cards (one for each class of shares), the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.lumenis.com. The contents of that website are not part of this Proxy Statement.

All shares in the Company represented by properly executed proxies that are received by us at least forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meeting in accordance with the directions on the proxies. If no direction is indicated on a properly executed proxy, the shares represented thereby will be voted in favor of the matters described above (other than Proposal 1) and in such manner as any person named in the proxy may determine with respect to any other business as may properly come before the meeting or any adjournment or postponement thereof. If no direction is made with respect to Proposal 1, you will be deemed to have abstained from voting on such proposal. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 2069204, Israel, attention: Associate General Counsel.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We currently have authorized and outstanding two classes of equity securities, designated ordinary shares and ordinary B shares. The following table sets forth, as of May 19, 2014, the number of shares beneficially owned (including, for purposes thereof, shares issuable upon the exercise of options, warrants or other convertible securities that are exercisable or convertible within 60 days of May 19, 2014), by: (i) each person or entity known to us to be the beneficial owner of 5% or more of the outstanding shares, or Major Shareholders; and (ii) all of our directors and executive officers, individually and as a group.

The beneficial ownership of our shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of May 19, 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned that is shown below is based on 35,608,997 shares outstanding as of May 19, 2014, which consists of 26,094,303 ordinary shares and 9,514,694 ordinary B shares.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares.  Unless otherwise noted below, each beneficial owner’s address is c/o Lumenis Ltd., 6 Hakidma Street, Yokneam Industries Park, Yokneam 2069204, Israel.

Name	Number of Shares Owned(1)	Approximate Percentage of Shares Outstanding
5% or Greater Beneficial Owners
Viola-LM Partners L.P. (2)	13,023,478	36.2%
XT Hi-Tech Investments (1992) Ltd. and affiliates(3)	8,901,098	24.8%

Directors and executive officers
Harel Beit-On(4)	13,247,751	36.6%
Yoav Doppelt	*	*
Naftali (Tali) Idan	*	*
Talia Livni	*	*
Arie Weisberg	*	*
Shlomo Yanai	*	*
Zipora (Tzipi) Ozer-Armon	*	*
Ophir Yakovian	*	*
Kevin McGann	*	*
Zhai Qiying	*	*
Dr. Kordt Griepenkerl	*	*
Toshio Fakuda	*	*
Elad Benjamin	*	*
Roy Ramati	*	*
Hadas Padan	*	*
Amir Lichter	*	*
Eran Cohen	*	*
Rick Gaykowski	*	*
Ido Ben-Tov	*	*
Directors and Executive Officers as a Group	13,898,283	37.8%

*	Beneficially owns, individually, less than 1% of our outstanding shares.

(1)	The information regarding the shares beneficially owned by Major Shareholders is generally based upon information provided to us by such shareholders.

(2)	The beneficial ownership of shares by Viola-LM Partners L.P., or Viola, consists of:

(a) 12,704,627 shares held directly by Viola; and

(b) 318,851 shares issuable upon the exercise of the warrants granted to Viola in connection with our equity financing in 2009, or the 2009 Equity Financing, all of which are currently exercisable.

Viola is a limited partnership formed under the laws of the Cayman Islands. Mr. Harel Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola. The address of Viola is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya, Israel.

(3)	The beneficial ownership of shares by XT Hi- Tech Investments (1992) Ltd., or XT Hi-Tech, consists of:

(a) 8,591,916 shares held directly by XT Hi-Tech;

(b) 251,170 shares issuable upon the exercise of the warrants granted to XT Hi-Tech in connection with the 2009 Equity Financing, all of which are currently exercisable; and

(c) 58,012 shares held directly by Lynav Holdings Ltd., or Lynav, an affiliate of XT Hi-Tech.

XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings, of which Orona Investments Ltd., or Orona, and Lynav are each the direct owners of one-half of the outstanding shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. – as trustee of a discretionary trust established in the Cayman Islands. Mr. Angel is member of the board of directors of XT Hi-Tech and has a casting vote by virtue of special shares held by Mr. Udi Angel and Orona only with respect to various decisions taken by the board, including voting and disposition over the Company’s shares held by XT Hi-Tech. Each of Orona and Mr. Udi Angel disclaims beneficial ownership of all such shares except to the extent of its or his (as appropriate) pecuniary interest therein. The address of XT Hi-Tech is 40 Einstein Street, Tel Aviv 69102, Israel

(4)
Consists of (i) 13,023,478 shares beneficially owned by Viola, over which Mr. Beit-On may be deemed to share beneficial ownership (see footnote (2) above), and (ii) 224,273 shares issuable upon exercise of currently-exercisable options, held by Mr. Beit-On in trust for the benefit of the general partner of Viola. The foregoing groups of shares with respect to which Mr. Beit-On may be deemed to share beneficial ownership do not include 1,720 shares held in trust for the benefit of Mr. Beit-On and his family members, over which Mr. Beit-On does not possess voting or dispositive power. Mr. Beit-On disclaims beneficial ownership of all the shares owned by Viola, except to the extent of his pecuniary interest therein.

PROPOSALS FOR THE 2014 ANNUAL GENERAL MEETING

PROPOSAL 1
ELECTION OF ADDITIONAL EXTERNAL DIRECTOR

Background

Under the Israeli Companies Law 5759-1999, or the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NASDAQ Global Select Market, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. External directors must be elected by the shareholders. The detailed rules concerning qualification as an external director are summarized in Item 6.C (“Directors, Senior Management and Employees—Board Practices—External Directors”) of our annual report on Form 20-F for the year ended December 31, 2013, which we filed with the SEC on March 27, 2014. Such description is incorporated by reference herein.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to the conditions set out in the regulations promulgated under the Companies Law, to further three year terms.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by a company, as specifically allowed by the Companies Law.

Under the Companies Law, at least one External Director must have “accounting and financial expertise”, and those External Directors who do not have such expertise must have “professional qualifications”, as such terms are defined in regulations issued pursuant to the Companies Law. However, if at least one of a company’s other directors: (1) meets the independence requirements of the U.S. Securities Exchange Act of 1934, as amended, (2) meets the standards of the NASDAQ Stock Market for membership on the audit committee, and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of the external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications.

On May 25, 2014, our board of directors, based on the recommendation of the independent members thereof, for purposes of the NASDAQ Listing Rules, nominated Ms. Hope S. Taitz for election as an external director of our Company for a three year term, and resolved that her election be submitted to our shareholders at the Meeting with the board’s recommendation that they approve the same.

Ms. Talia Livni and Mr. Naftali Idan, who were re-elected as external directors of the Company in December 2012 and September 2013, respectively, continue to serve as external directors of the Company until December 2015 and September 2016, respectively, and are not subject to re-election at the Meeting.

Pursuant to the Companies Law, Ms. Taitz has delivered to the Company a declaration, confirming that she possesses the requisite qualifications for an external director under the Companies Law and that she is not prohibited under the Companies Law from serving as a director of a public company. Our board of directors has confirmed that Ms. Taitz qualifies as an external director with “accounting and financial expertise” under the Companies Law. Our board of directors has also affirmatively determined that Ms. Teitz qualifies as an “independent director” under the NASDAQ Listing Rules.

A brief biography of Ms. Taitz is set forth immediately below:

Hope S. Taitz (age 49), currently acts as a consultant in the retail/consumer industries and serves as a director of Athene Annuity & Life Assurance Company and various affiliated companies, as well as Diamond Resorts International, Inc. From 1995 to 2003, Ms. Taitz was Managing Partner of Catalyst Partners, L.P., a money management firm focused on special situations in both debt and equity sectors, including retail, consumer and specialty finance. From 1990 to 1992, Ms. Taitz was a Vice President at The Argosy Group (now part of the Canadian Imperial Bank of Commerce) specializing in financial restructuring before becoming a Managing Director at Crystal Asset Management, from 1992 to 1995. From 1986 to 1990, Ms. Taitz was at Drexel Burnham Lambert, first as a mergers and acquisitions analyst and then as an associate in the leveraged buyout group. Ms. Taitz is a founding executive member of Youth Renewal Fund, Pencils of Promise and Girls Who Code. Ms. Taitz graduated with honors from the University of Pennsylvania with a BA in Economics.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Hope S. Taitz be, and hereby is, elected to serve as an external director of the Company for a three-year term effective from the date hereof.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of Ms. Taitz. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 1. Furthermore, pursuant to the Companies Law, the election of Ms. Taitz as an external director requires approval by a special majority. Specifically, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting on the proposal:

(i)
the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

(ii)
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting power in the Company.

A controlling shareholder and a shareholder that has a personal interest ( as such terms are defined in the Companies Law) are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform the Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in the approval of Proposal 1, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our shareholders has a personal interest in these matters and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the election of Ms. Taitz as an external director.  If you are a record shareholder and believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on Proposal 1, you should indicate such personal interest in the space provided on the proxy card, and you should contact Ms. Margarita Feigin, our Associate General Counsel, at +972-4-9599171 or Fax; +972-4-9599355, who will advise you as to how to submit your vote for Proposal 1. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of Proposal 1, you should contact the representative managing your account, who should then contact our Associate General Counsel on your behalf.

Board Recommendation

Our board of directors recommends a vote “FOR” the election of Ms. Hope S. Taitz as an external director.

PROPOSAL 2
RE-ELECTION OF FOUR DIRECTORS

Background

We currently have a board composed of six directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors, based on the recommendation of our independent directors, for purposes of the NASDAQ Listing Rules has nominated Messrs. Harel Beit-On, Yoav Doppelt, Arie Weisberg and Shlomo Yanai, the incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

Each of the proposed nominees has delivered a declaration to our Company in which he confirms that he complies with the required qualifications under the Companies Law for appointment as a member of our board of directors, based on details provided by him, and has confirmed that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the board of directors.  Mr. Shlomo Yanai had further confirmed to us, and our board has likewise confirmed, that he qualifies as an “unaffiliated director,” as defined under he Companies Law. Copies of the declarations of the directors are available for inspection at our Company’s offices in Yokneham, Israel.

Certain biographical information about the nominees is set forth below:

Harel Beit-On has served as Chairman of our board of directors since December 2006, and is a general partner of Viola Private Equity, an Israeli private equity fund, since 2008. Since November 2006, Mr. Beit-On has been a member of the board of directors of LM (GP) Company Ltd., an Israeli company, the general partner of LM (GP) L.P., an Israeli partnership and the managing general partner of Viola-LM Partners L.P., an Israel partnership. Mr. Beit-On served as a director (1999-2005) and the chairman of the board of directors (2001-2005) of Tecnomatix Technologies Ltd. and as Chairman of ECtel Ltd. (2004 - 2006). Mr. Beit-On serves as a member of the boards of directors of a number of companies, including Amiad Water Systems Ltd., Orad Hi-Tec Systems Ltd., Matomy Media Group Ltd., Zend Technologies Ltd., RRsat Global Communications Ltd. and Aeronautics Ltd. He is the chairman of the board of directors of B. Gaon Holdings Ltd. Mr. Beit-On holds a B.A. degree in economics from the Hebrew University in Jerusalem and an MBA degree from Massachusetts Institute of Technology.

Yoav Doppelt has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of XT Investments Ltd. since its inception in 2007, and as the Chief Executive Officer of XT Hi-Tech Investments (1992) Ltd., which is an indirect wholly-owned subsidiary of XT Investments Ltd. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including chairman of the board of directors of Enzymotec Ltd., Israel Corporation Ltd., TowerJazz Ltd., MGVS Ltd., Yozma III Management and Investments Ltd., RayV Inc. and Angioslide Ltd. He holds a bachelor’s degree in economics and management from the Technion – Israel Institute of Technology, Haifa, Israel and an MBA degree from Haifa University, Israel.

Arie Weisberg has served as a director of Lumenis since December 2011. Mr. Weisberg served as President and Chief Operating Officer of Orbotech Ltd. from May 2006 to June 2009. He previously served in a number of senior positions at Orbotech Ltd., including Co-President for Global Resources from 2002 to 2006, Executive Vice President for Global Resources from 2000 to 2002 and Corporate Executive Vice President for Global Resources and Chief Financial Officer from 1995 to 2000. Mr. Weisberg serves as a member of the board of directors of Orbotech Ltd., Advanced Vision Technology Ltd., Plastopil Ltd. and Metzerplas Cooperative Agricultural Organization Ltd. and acts as an advisor to various companies. He holds a bachelor’s degree in agricultural economics from the Hebrew University of Jerusalem, Israel.

Shlomo Yanai has served as a director of Lumenis since December 2012. Mr. Yanai is currently the Chairman of the Board of Cambrex Corporation. Mr. Yanai served as President and Chief Executive Officer of Teva from March 2007 until May 2012 and, prior to joining Teva, Mr. Yanai was President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Before that, he was a Major General in the Israel Defense Forces, where he served for 32 years, in various positions, the last two positions being Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. He currently serves as a member of the Board of Governors of the Technion — Israel Institute of Technology of Haifa, Israel, and of the International Advisory Board, MBA Program of Ben-Gurion University of the Negev, Israel, as well as an honorary member of the Board of the Institute for Policy and Strategy of the Interdisciplinary Center (IDC), Herzliya, Israel. Mr. Yanai holds a bachelor’s degree in political science and economics from Tel Aviv University, a master’s degree in national resources management from George Washington University, and is a graduate of the Advanced Management Program of Harvard Business School and U.S. National War College (NDU). Mr. Yanai was the recipient of the Max Perlman Award for Excellence in Global Business Management from Tel Aviv University, Israel in 2005 and was awarded an honorary doctorate by Bar-Ilan University, Israel in 2012.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

(a)
“RESOLVED, that Harel Beit-On be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(b)
“RESOLVED, that Yoav Doppelt be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(c)
“RESOLVED, that Arie Weisberg be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(d)
“RESOLVED, that Shlomo Yanai be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolutions included in Proposal 2.

Board Recommendation

Our board of directors recommends a vote “FOR” the re-election of each of Messrs. Harel Beit-On, Yoav Doppelt, Arie Weisberg and Shlomo Yanai.

PROPOSAL 3
APPROVAL OF AN OPTION GRANT TO MS. HOPE S. TAITZ, EXTERNAL DIRECTOR NOMINEE

Background

The Companies Law and the regulations promulgated thereunder provide that a grant of options to purchase securities of a company to an external director of the company must be awarded as part of a compensatory plan that is available by its terms to other office holders, including other directors of the company who are not external directors. Such grant of options must be approved by a company’s  compensation committee, board of directors and shareholders, and may not be amended during the external director’s three-year term of office.

The current terms of compensation of our serving external directors include a one-time (i.e., non-annual) grant of options to purchase 13,235 shares of our Company (consisting of 11,765 ordinary shares and 1,471 ordinary B shares), which was previously granted to all serving external directors.

Accordingly, on May 8 and May 25, 2014, each of our compensation committee and board of directors, respectively, approved, subject to the approval of our shareholders, a grant of options to purchase shares of our Company to Ms. Hope S. Taitz, contingent upon her election to the board of directors at the Meeting pursuant to Proposal No. 1 above.

The terms of the grant of options to Ms. Taitz, which are identical to the terms of option grants previously provided to our serving external directors, are set forth in the table below:

Total Number of Options Granted	Exercise Price	Vesting Schedule	Expiration Date
13,235	Closing price of the Company’s shares as quoted on NASDAQ as of the date of the Meeting.	Equal, quarterly vesting over a three year period from the date of the Meeting.	Seven years from the date of the Meeting.

The grant of options will furthermore be subject to the following terms:

1.	It will be granted as of the date of the Meeting.

2.
It will be subject to full acceleration of vesting in the event that Ms. Taitz is required to cease being a director of the Company in connection with a Merger/Sale of our Company, as defined in our Company’s 2007 Share Incentive Plan.

3.
In the event that Ms. Taitz ceases to serve as a director of our Company, the options will continue to be exercisable for a period of twelve months thereafter, but not beyond seven years from the date of the Meeting.

4.	It will otherwise be subject to the terms of our Company’s 2007 Share Incentive Plan.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant to Ms. Hope S. Taitz of options to purchase 13,235 shares of the Company which shall vest on an equal, quarterly basis over a three year period from the grant date, all upon the terms described in Proposal 3 of the proxy statement relating to the Meeting, be, and the same hereby is, approved, contingent upon the election of Ms. Taitz to the board of directors at the Meeting pursuant to Proposal 1 of the proxy statement relating to the Meeting.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the subject options grant.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 3.

Board Recommendation

Our board of directors recommends a vote “FOR” the approval of the grant of options to Ms. Hope S. Taitz.

PROPOSAL 4
RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM AND FIXING ITS REMUNERATION

Background

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm, or Brightman Almagor, served as our independent registered public accounting firm since their appointment in December 2012. Our audit committee and board of directors resolved to nominate Brightman Almagor for reappointment as our independent registered public accounting firm, until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Brightman Almagor’s reappointment and authorize our board of directors (with power of delegation to our audit committee) to fix Brightman Almagor’s compensation in accordance with the volume and nature of its services.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, (i) that Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2014, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.

Required Vote

The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolutions included in Proposal 4.

Board Recommendation

Our board of directors recommends a vote “FOR” the foregoing resolutions approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

Our board of directors will present to the Annual General Meeting the audited Consolidated Financial Statements of Lumenis as of and for the year ended December 31, 2013. A copy of such audited Consolidated Financial Statements and the Auditors’ Report with respect thereto are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission, or the SEC, on March 27, 2014. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports may also be viewed on our website – www.lumenis.com – or through the EDGAR website of the SEC at www.sec.gov. Neither these websites nor these reports are part of this Proxy Statement or the proxy solicitation material with respect to the Annual General Meeting. We will hold a discussion with respect to such audited Consolidated Financial Statements at the Annual General Meeting. A representative of Brightman Almagor is expected to be available at the Annual General Meeting to respond to appropriate questions from shareholders.

This item will not involve a vote of our shareholders.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the board of directors, Harel Beit-On Chairman of the Board of Directors Zipora Ozer-Armon Chief Executive Officer

Dated: May 27, 2014